FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February, 2005


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: February 24, 2005

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            24 February 2005, Holding(s) in Company

Exhibit 99

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

UNILEVER PLC


2) Name of shareholder having a major interest

THE CAPITAL GROUP COMPANIES, INC.


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST OWNED BY ACCOUNTS UNDER THE DISCRETIONARY INVESTMENT MANAGEMENT OF ONE OR MORE OF THE FOLLOWING INVESTMENT MANAGEMENT COMPANIES:
CAPITAL GUARDIAN TRUST COMPANY, CAPITAL INTERNATIONAL LIMITED, CAPITAL INTERNATIONAL S.A., CAPITAL INTERNATIONAL, INC., AND CAPITAL RESEARCH AND MANAGEMENT COMPANY.


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL GUARDIAN TRUST COMPANY:
STATE STREET NOMINEES LIMITED                                11,631,287
BANK OF NEW YORK NOMINEES                                     1,942,359
NORTHERN TRUST                                                  599,827
CHASE NOMINEES LIMITED                                       31,001,567
BT GLOBENET NOMINEES LIMITED                                    927,018
MIDLAND BANK PLC                                              8,836,054
CEDE & CO.                                                      171,268
DEUTSCHE BANK MANNHEIM                                            1,400
BANKERS TRUST                                                 2,453,200
BARCLAYS BANK                                                   547,200
CITIBANK LONDON                                                  21,700
ROYAL TRUST                                                      35,200
NORTRUST NOMINEES                                             9,468,617
ROYAL BANK OF SCOTLAND                                          144,000
MSS NOMINEES LIMITED                                             69,600
STATE STREET BANK & TRUST CO.                                   240,000
CITIBANK                                                         34,400
RBSTB NOMINEES LIMITED                                            3,100
CITBANK NA                                                       73,000
HSBC BANK PLC                                                    22,200
MELLON BANK NA                                                  283,700
ROY NOMINEES LIMITED                                             95,100
MELLON NOMINEES (UK) LIMITED                                  2,335,485
HSBC                                                             60,500
JP MORGAN CHASE BANK                                          2,535,975

TOTAL - CAPITAL GUARDIAN TRUST COMPANY:                      73,533,757


THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL INTERNATIONAL LIMITED:

STATE STREET NOMINEES LIMITED                                   465,674
BANK OF NEW YORK NOMINEES                                     5,767,358
NORTHERN TRUST                                                2,087,832
CHASE NOMINEES LIMITED                                        3,677,487
MIDLAND BANK PLC                                                 89,900
BANKERS TRUST                                                   373,467
BARCLAYS BANK                                                   122,700
CITIBANK LONDON                                               1,058,700
MORGAN GUARANTY                                                 424,500
NORTRUST NOMINEES                                             4,896,426
ROYAL BANK OF SCOTLAND                                           48,900
MSS NOMINEES LIMITED                                             60,300
STATE STREET BANK & TRUST CO.                                 5,024,059
NATIONAL WESTMINSTER BANK                                        45,000
LLOYDS BANK                                                       5,400
CITIBANK NA                                                       5,000
DEUTSCHE BANK AG                                              1,566,197
HSBC BANK PLC                                                 1,472,860
MELLON BANK N.A.                                                220,735
NORTHERN TRUST AVFC                                              34,900
KAS UK                                                           20,019
MELLON NOMINEES (UK) LIMITED                                    315,700
BANK ONE LONDON                                                 233,900
CLYDESDALE BANK PLC                                              74,000
JP MORGAN CHASE BANK                                             97,100

TOTAL - CAPITAL INTERNATIONAL LIMITED:                       28,188,114


THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL INTERNATIONAL S.A.:

STATE STREET NOMINEES LIMITED                                     7,800
CHASE NOMINEES LIMITED                                        1,365,877
MIDLAND BANK PLC                                                318,000
BARCLAYS BANK                                                   122,900
PICTET & CIE, GENEVA                                             12,700
CITIBANK LONDON                                                  37,000
BROWN BROS.                                                      21,600
NORTRUST NOMINEES                                                10,500
MORGAN STANLEY                                                   12,800
ROYAL BANK OF SCOTLAND                                           96,500
JP MORGAN                                                     1,272,604
STATE STREET BANK & TRUST CO.                                    56,800
NATIONAL WESTMINSTER BANK                                        44,500
LLOYDS BANK                                                      26,600
RBSTB NOMINEES                                                   58,000
DEUTSCHE BANK AG                                                 63,400
HSBC BANK PLC                                                    77,700
TOTAL - CAPITAL INTERNATIONAL S.A.:                           3,605,281


THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL INTERNATIONAL, INC.:

STATE STREET NOMINEES LIMITED                                 2,290,014
BANK OF NEW YORK NOMINEES                                       576,727
NORTHERN TRUST                                                   33,300
CHASE NOMINEES LIMITED                                        2,069,430
MIDLAND BANK PLC                                                126,500
BANKERS TRUST                                                    22,500
CITIBANK LONDON                                                  43,700
BROWN BROS.                                                      96,100
NORTRUST NOMINEES                                               615,410
ROYAL BANK OF SCOTLAND                                           75,200
STATE STREET BANK & TRUST CO.                                   315,654
SUMITOMO TRUST & BANKING                                         27,900
CITIBANK                                                         22,400
RBSTB NOMINEES LIMITED                                           14,900
CITIBANK NA                                                     370,616
HSBC BANK PLC                                                    74,500
JP MORGAN CHASE BANK                                            249,500

TOTAL - CAPITAL INTERNATIONAL, INC.:                          7,024,351


THE FOLLOWING ARE HELD ON BEHALF OF CAPITAL RESEARCH AND MANAGEMENT COMPANY:

STATE STREET NOMINEES LIMITED                                   422,317
CHASE NOMINEES LIMITED                                       31,784,033

TOTAL - CAPITAL RESEARCH AND MANAGEMENT COMPANY:             32,206,350


5) Number of shares/amount of stock acquired

N/A


6) Percentage of issued class

N/A


7) Number of shares/amount of stock disposed

N/A


8) Percentage of issued class

N/A


9) Class of security

ORDINARY SHARES OF 1.4P EACH


10) Date of transaction

21 FEBRUARY 2005


11) Date company informed

23 FEBRUARY 2005


12) Total holding following this notification

144,557,853


13) Total percentage holding of issued class following this notification

4.965%


14) Any additional information

N/A


15) Name of contact and telephone number for queries

JOANNE MCDONALD
020 7822 5860


16) Name and signature of authorised company official responsible for making this notification

ALISON DILLON

DEPUTY COMPANY SECRETARY

Date of notification 24 FEBRUARY 2005